Exhibit 99.1

August 13th, 2015

Globant Reports 2015 Second Quarter Results

Record Quarterly Revenues and Robust EPS

San Francisco, CA / August 13th, 2015 - Globant (NYSE: GLOB), a new-breed technology services provider focused on delivering innovative software solutions by leveraging emerging technologies and trends, today announced results for the three and six months ended June 30, 2015.

Second Quarter 2015 Highlights

●	Revenue for the second quarter amounted to $60.6 million, representing 22.7% year-over-year growth. Revenue for the first six months of the year was $115.1 million, representing 24.4% year-over-year growth
●	Non-IFRS Adjusted Gross Profit for the second quarter was $23.4 million (38.7% Non-IFRS Adjusted Gross Profit Margin), an increase of 0.2pp compared to the first quarter of 2015 and a decrease of 3.6pp compared to the second quarter of 2014.
●	Non-IFRS Adjusted Net Income for the second quarter was $8.6 million (14.3% Non-IFRS Adjusted Net Income Margin), an increase of $2.7 million, or 45.5%, compared to a profit of $5.9 million for the second quarter of 2014.
●	Non-IFRS Adjusted Diluted EPS for the second quarter was $0.25 per share (based on 34.9 million average diluted shares for the quarter), an increase of $0.05 compared to Non-IFRS Adjusted Diluted Profit per Share of $0.20 for the second quarter of 2014.

Reconciliations between Non-IFRS / adjusted financial measures and IFRS operating results are included at the end of this press release.

“I am very pleased to announce that our second quarter results were stronger than we anticipated. Our position as a pure play on emerging technologies makes us the preferred option when our customers seek a partner that can consolidate engineering, innovation and design in a single place. Strong overall demand for our services and great traction from our key strategic accounts are contributing to our strong revenue growth.” explained Martín Migoya, Globant’s CEO and co-founder. “Business remains solid, with our top customer and top 10 customers growing at 49.4% and 30.8% year over year respectively. We now have 5 customers with projected annual revenues in excess of $10 million based on Q2 running rates. Finally, including the headcount from the acquisition of Clarice Technologies in May, we added 427 IT professionals, the largest headcount increase in a single quarter in our history.”

Mr. Migoya added: “We operate in a rapidly changing environment and our ability to adapt continues to be a key differentiator for our success. Our unique Studio organization continues to evolve following the new trends we are seeing in the market. We are launching our Cognitive Computing studio, focused on developing intelligent products and services leveraging the power and complexity of Big Data. By using artificial intelligence, natural language processing, and machine learning, Globant’s solutions enable companies to extend and magnify their expertise, and improve how they relate to their audiences with customer and context-aware smart applications. We have also launched our Seamless Experience practice to help companies create an integrated multiplatform experience that can lead to the digital transformation of their business.”

“As in previous quarters, and as we have done consistently since the launch of our IPO, we delivered strong revenue growth and robust EPS. Solid pipeline and record net additions will be very important to achieving our targets for the rest of the year.” explained Alejandro Scannapieco, Globant’s CFO.

Globant completed the quarter with 4,512 Globers, 4,121 of whom were IT professionals. The geographic revenue breakdown for the second quarter was as follows: 85.2% from North America (top country: U.S.), 9.7% from Latin America and others (top country: Chile) and 5.1% from Europe (top country: U.K.). 94.6% of Globant’s revenue for the second quarter was denominated in U.S. dollars and the remaining 5.4% was in other currencies.

During the 12 months preceding June 30, 2015, Globant served 344 customers. 43 of these customers each accounted for more than $1 million of Globant’s revenues. Globant’s top customer, top 5 customers and top 10 customers represented 12.3%, 32.8% and 47.7% of the second quarter revenues, respectively.

Cash and investments as of June 30, 2015 amounted to $63.7 million from $62.2 million as of December 31, 2014 while borrowings decreased to $0.9 million compared to $1.3 million as of December 31, 2014. Current assets amounted to $128.1 million, accounting for 65.2% of total assets. As of June 30, 2015 there were 34,006,880 common shares issued and outstanding.

Third Quarter and 2015 Full Year Outlook

Based on current market conditions, Globant is providing the following estimates for the third quarter and for the full year 2015:

●	Third quarter revenue is estimated to be between $63.5-$65.5 million.
●	Third quarter Non-IFRS diluted EPS is estimated to be in the range of $0.20 - $0.24 (assuming 35.2 million average diluted shares outstanding for the quarter).
●	Fiscal year 2015 revenue is estimated to be between $247 - $251 million
●	Fiscal year 2015 Non-IFRS diluted EPS is estimated to be in the range of $0.90 - $0.96 (assuming 35.0 million average diluted shares outstanding for the full year).

Conference Call and Webcast

Martín Migoya and Alejandro Scannapieco will discuss the three-month results in a conference call today beginning at 4:30pm ET.

Conference call access information is:

US +1 (888) 346-2877

International +1 (412) 902-4257

Webcast http://investors.globant.com/

Additionally, a replay will be available via the same dial-in information and in our investor relations website after the call.

About Globant

Globant (NYSE: GLOB) is a new-breed technology services provider focused on delivering innovative software solutions by leveraging emerging technologies and trends. Globant combines the engineering and technical rigor of IT services providers with the creative approach and culture of digital agencies. Customers select Globant as the place where engineering, design and innovation meet scale. In only 12 years, Globant has grown into a company with more than 4,000 professionals working for customers like Google, eBay Classifieds Group, JWT, EA and Coca-Cola, among others, has been recognized as one of the Top 10 Most Innovative Companies in South America by FastCompany, was included in the 2010 Cool Vendor in Business Process Services Report by Gartner, and has been featured in case studies at Harvard, MIT and Stanford. For more information visit www.globant.com.

Non-IFRS Financial Information

Globant provides non-IFRS financial measures to complement reported IFRS results. Management believes these measures help illustrate underlying trends in the company's business and uses the measures to establish budgets and operational goals, communicated internally and externally, for managing the company's business and evaluating its performance. The company anticipates that it will continue to report both IFRS and certain non-IFRS financial measures in its financial results, including non-IFRS results that exclude share-based compensation expense, amortization of purchased intangible assets, and provisions resulting from changes in valuation allowances. Because the company's reported non-IFRS financial measures are not calculated according to IFRS, these measures are not comparable to IFRS and may not necessarily be comparable to similarly described non-IFRS measures reported by other companies within the company's industry. Consequently, Globant’s non-IFRS financial measures should not be evaluated in isolation or supplant comparable IFRS measures, but, rather, should be considered together with its consolidated financial statements, which are prepared according to IFRS.

Forward Looking Statements

In addition to historical information, this release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include information about possible or assumed future results of our business and financial condition, as well as the results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. These statements include, but are not limited to, statements regarding: the persistence and intensification of competition in the IT industry; the future growth of spending in IT services outsourcing generally, application outsourcing and custom application development and offshore development services; the level of growth of demand for our services from our clients; the level of increase in revenues from our new clients; the resource utilization rates and productivity levels, the level of attrition of our IT professionals; the pricing structures we use for our client contracts; general economic and business conditions in the locations in which we operate; the levels of our concentration of revenues by vertical, geography, by client and by type of contract in the future; the continuity of the tax incentives available for software companies with operations in Argentina; Argentina’s regulations on proceeds from the export of services; our expectation that we will be able to integrate and manage the companies we acquire and that our acquisitions will yield the benefits we envision; the demands we expect our rapid growth to place on our management and infrastructure; the sufficiency of our current cash, cash flow from operations, and lines of credit to meet our anticipated cash needs; the high proportion of our cost of services comprised of personnel salaries; and other factors discussed under the heading “Risk Factors” in the final prospectus for our initial public offering and other documents filed with the Securities and Exchange Commission.

These forward-looking statements involve various risks and uncertainties. Although the registrant believes that its expectations expressed in these forward-looking statements are reasonable, its expectations may turn out to be incorrect. The registrant’s actual results could be materially different from its expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed might not occur, and the registrant’s future results and its performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise.

Globant S.A.

Consolidated Statement of Profit or Loss and Other Comprehensive Income

(In thousands of U.S. dollars, except per share amounts, unaudited)

	Six months ended		Three months ended
	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014

Revenues	115,116	92,529	60,604	49,404
Cost of revenues	(73,007)	(55,737)	(38,393)	(29,378)
Gross profit	42,109	36,792	22,211	20,026

Selling, general and administrative expenses	(33,418)	(26,333)	(17,961)	(13,392)
Impairment of tax credits, net	1,820	(781)	-	(365)
Profit from operations	10,511	9,678	4,250	6,269

Gain on transactions with bonds	8,351	4,779	4,367	2,173
Finance income	6,500	5,085	3,943	569
Finance expense	(5,103)	(6,462)	(2,367)	(1,004)
Finance expense, net	1,397	(1,377)	1,576	(435)

Other income and expenses, net	(3)	(27)	-	6
Profit before income tax	20,256	13,053	10,193	8,013

Income tax	(5,178)	(3,728)	(2,620)	(2,112)
Net income for the period	15,078	9,325	7,573	5,901

Other comprehensive loss net of income tax
Items that may be reclassified subsequently to profit and loss:
- Exchange differences on translating foreign operations	(429)	204	-	50
Total comprehensive income for the period	14,649	9,529	7,573	5,951

Net income attributable to:
Owners of the Company	15,078	9,273	7,573	5,901
Non-controlling interest	-	52	-	-
Net income for the period	15,078	9,325	7,573	5,901

Total comprehensive income for the period attributable to:
Owners of the Company	14,649	9,477	7,748	5,951
Non-controlling interest	-	52	-	-
Total comprehensive income for the period	14,649	9,529	7,748	5,951

Earnings per share
Basic	0.45	0.32	0.22	0.20
Diluted	0.43	0.31	0.22	0.20
Weighted average of outstanding shares (in thousands)
Basic	33,788	28,995	33,952	28,995
Diluted	34,735	29,945	34,899	29,945

Globant S.A.

Consolidated Statement of Financial Position

(In thousands of U.S. dollars, unaudited)

	June 30, 2015	Dec 31, 2014
ASSETS
Current assets
Cash and cash equivalents	23,007	34,195
Investments	40,740	27,984
Trade receivables	42,770	40,056
Other receivables	21,573	14,253
Total current assets	128,090	116,488

Non-current assets
Other receivables	1,184	916
Deferred tax assets	5,809	4,881
Other financial assets	1,800	-
Investment in associates	750	750
Property and equipment	22,338	19,213
Intangible assets	6,213	6,105
Goodwill	30,175	12,772
Total non-current assets	68,269	44,637
TOTAL ASSETS	196,359	161,125

LIABILITIES
Current liabilities
Trade payables	5,525	5,673
Payroll and social security taxes payable	24,136	20,967
Borrowings	411	513
Other financial liabilities	503	1,045
Tax liabilities	4,139	3,446
Other liabilities	496	173
Total current liabilities	35,210	31,817

Non-current liabilities
Borrowings	525	772
Other financial liabilities	12,736	263
Provisions for contingencies	979	794
Total non-current liabilities	14,240	1,829
TOTAL LIABILITIES	49,450	33,646

Capital and reserves
Issued and paid-in capital	40,808	40,324
Additional paid-in capital	54,573	50,276
Foreign currency translation reserve	(1,140)	(711)
Retained earnings	52,668	37,590
Total equity	146,909	127,479
TOTAL EQUITY AND LIABILITIES	196,359	161,125

Supplemental Non-IFRS Financial Information

(In thousands of U.S. dollars, unaudited)

	Six months ended		Three months ended
	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014

Reconciliation of adjusted gross profit
Gross Profit	42,109	36,792	22,211	20,026
Adjustments
D&A	2,274	1,702	1,167	847
Share Based Compensation	72	34	67	30
Adjusted gross profit	44,455	38,528	23,445	20,903
Adjusted gross profit margin	38.6%	41.6%	38.7%	42.3%

Reconciliation of selling, general and administrative expenses
Selling, general and administrative expenses	-33,418	-26,333	-17,961	-13,392
Adjustments
M&A Expenses	337		337
D&A	2,472	1,934	1,277	996
Share Based Compensation	675	13	666	9
Adjusted selling, general and administrative expenses	-29,934	-24,386	-15,681	-12,387
Adjusted selling, general and administrative expenses as % of revenues	-26.0%	-26.4%	-25.9%	-25.1%

Reconciliation of Adjusted Profit from Operations
Operating Profit	10,511	9,678	4,250	6,269
Adjustments
M&A Expenses	337		337
Impairment of tax credits	-1,820	781	-	365
Share Based Compensation	747	47	733	39
Adjusted Profit from Operations	9,775	10,506	5,320	6,673
Adjusted Operating Profit margin	8.5%	11.4%	8.8%	13.5%

Reconciliation of Net income (loss) for the period
Net income for the period	15,078	9,325	7,573	5,901
Adjustments
M&A Expenses	337		337
Share Based Compensation	747	47	733	39
Adjusted Net income	16,162	9,372	8,643	5,940
Adjusted Net income margin	14.0%	10.1%	14.3%	12.0%

Calculation of Adjusted Diluted EPS
Adjusted Net income	16,162	9,372	8,643	5,940
Diluted shares	34,735	29,945	34,899	29,945
Adjusted Diluted EPS	0.47	0.31	0.25	0.20

Globant S.A.

Schedule of Supplemental Information

Metric	Q1 2014	Q2 2014	Q3 2014	Q4 2014	Q1 2015	Q2 2015

Total Employees	3,332	3,371	3,567	3,775	4,040	4,512
IT Professionals	3,000	3,050	3,217	3,424	3,694	4,121

North America Revenue %	79.9	81.1	82.3	83.1	84.1	85.2
Latin America and Others Revenue %	13.0	13.0	11.9	12.0	10.1	9.7
Europe Revenue %	7.1	6.0	5.8	4.9	5.8	5.1

USD Revenue %	88.9	91.8	93.5	94.6	95.0	94.6
GBP Revenue %	1.3	0.8	0.6	0.7	1.0	0.8
Other Currencies Revenue %	9.8	7.4	5.9	4.8	4.0	4.6

Top Customer %	7.1	10.1	8.8	8.8	10.2	12.3
Top 5 Customers %	25.4	29.0	29.2	28.9	30.8	32.8
Top 10 Customers %	39.8	44.8	46.2	44.8	47.8	47.7

LTM Customers Served	266	278	299	296	292	344
LTM Customers with >$1M in Revenue	42	42	45	46	43	43

Investor Relations Contact:

Juan Urthiague, Globant

investors@globant.com

(877) 215-5230

Media Contact:

Wanda Weigert, Globant

pr@globant.com

(877) 215-5230

Source: Globant